FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   November 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: November 6, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

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For Immediate Release

November 6, 2006

Sega Drilling Intersects Strong Gold Mineralization at Depth

13.4m at 10.8 g/t and 6m at 59.1g/t in RZ Zone

49.5m at 3.1 g/t in Bakou Zone

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce drill results from a combined core and RC drilling program at its 100% owned Sega project in Burkina Faso, West Africa. Drilling at the 3 principle zones, RZ, Gambo and Bakou indicate that: 1) not only does the mineralization continue at depth, it can be locally very high grade and 2) shallow core drilling results confirm the previous RC drilling and therefore RC drilling can be relied upon to evaluate the near surface mineralization. Please see table of results at www.orezone.com/site/properties/segatable.asp. Highlights of the program are listed below. Hole lengths are down hole intersections and not true widths:

Section	Zone	*Hole #	From	To	Length	Grade
			m	m	m	g/t
7675	RZ-VV	RZC900	64.00	68.00	4.00	4.51
7700	RZ-VV	RZC895	74.00	83.00	9.00	1.65
7825	RZ-VV	RZD010	10.70	14.80	4.10	29.69
7850	RZ-VV	RZD016	53.00	69.00	16.00	2.58
7875	RZ-VV	RZD008	50.00	63.40	13.40	10.75
8365	RZ East	RZD020	223.00	232.00	9.00	3.28
7850	RZ	RZD023	152.50	161.50	9.00	1.11
7875	RZ	RZD038	241.00	244.00	3.00	4.55
7900	RZ	RZD037	229.00	235.00	6.00	59.08
7925	RZ	RZD021	177.00	186.00	9.00	9.94
7925	RZ	RZD022	218.00	222.50	4.50	13.25
7925	RZ	RZD022	91.00	95.00	4.00	6.66
6775	Gambo SW	GRC902	36.00	41.00	5.00	4.86
6825	Gambo SW	GRC904	19.00	30.00	11.00	3.57
6850	Gambo SW	GRC905	14.00	20.00	6.00	4.53
7270	Bakou	BKD035	162.50	212.00	49.50	3.09
7270	Bakou	BKD035	69.00	99.00	30.00	1.18
7350	Bakou	BKD005	46.00	61.00	15.00	1.19
7375	Bakou	BKD034	104.00	127.00	23.00	2.31
7375	Bakou	BKD034	52.00	70.00	18.00	1.51

*Note: Hole numbers with “D” indicates Diamond Core Hole

Two areas have been delineated within the RZ and Bakou structures that indicate these zones have some interesting depth potential. For example, a panel of mineralization, which includes hole RZD022 and RZD037, has been defined at depth on the RZ main structure with dimensions of 75m long and 100m deep with an average grade of more than 12.0g/t. The zone is open at depth with the best results from two of the deepest intersections. See the map of the RZ Zone longsection at www.orezone.com/site/pdf/rzlong.pdf

Ron Little, President of Orezone Resources Inc. comments “With these higher grades at depth, we will have to extend our pit models or consider the cost of an underground component.” Mr Little adds “The next phase of drilling will investigate new targets along strike that have arisen from recent large scale modelling, ground geophysics, geological mapping and structural interpretation. Our goal is to qualify a minimum recoverable resource of 600,000 ounces at 2 g/t or better before we can contemplate a mining scenario. We believe that this target is attainable within the next exploration season ending June 2007. Three drill rigs are now working on our other projects in Burkina and Niger and we are expecting one of these rigs to be free in January to commence drilling at Sega.”

These latest drill results have been incorporated into revised geological models that have allowed Orezone to produce an up to date block model. Orezone has contracted Genivar to produce a new 43-101 compliant resource that will act as the foundation for an economic study. The study was initiated in September this year with completion expected in December or January. The scope of the study is to outline the expected development costs, environmental issues, and water sources in order to maintain momentum with the project.

Drilling on the Sega property was supervised by Dr. Pascal Marquis, VP Exploration and Mr. Jeff Ackert, VP Technical Services, P.Geo., who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Samples were collected at a minimum of every 1m down the hole and were analyzed using a 2kg bottle roll cyanide leach at the Abilab Laboratory in Ouagadougou, Burkina Faso, an internationally recognized laboratory. A minimum of 10% of the samples are for QA/QC, which includes random fire assays, duplicates, standards and blanks, as well as tail assays on samples that returned at least 0.5 g/t.

Orezone is an explorer and emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa, where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President & CFO gbowes@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.